12235 El Camino Real, Suite 200 San Diego, CA 92130 PHONE 858.350.2300 FAX 858.350.2399 www.wsgr.com

December 3, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:    Christina Chalk

Re:	Mindspeed Technologies, Inc.
Schedule 14D-9
Filed November 19, 2013
File No. 005-79645

Ms. Chalk:

On behalf of Mindspeed Technologies, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 26, 2013, relating to the Company’s Schedule 14D-9 Solicitation/Recommendation Statement referenced above (the “Statement”).

The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference).

Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 2

1.	Refer to the second to last paragraph on page 2, where you state the summary “does not purport to be complete.” While a summary by its nature will not contain the same depth of information as the document which it summarizes, it should adequately synthesize the most relevant features. Please revise to avoid referring to the summary as incomplete.

Response:

In response to the Staff’s comment, the Company has revised the language in the second to last paragraph on page 2 of the Statement to delete the phrase referenced by the Staff above.

AUSTIN    BEIJING    BRUSSELS    GEORGETOWN, DE    HONG KONG    LOS ANGELES    NEW YORK

PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC

Staff of the Securities and Exchange Commission

Re: Mindspeed Technologies, Inc.

December 3, 2013

2.	Refer to the following sentence on page 3: “Accordingly, none of the holders of Shares, holders of shares of Parent or any other third parties should rely on the representations, warranties and covenants, or any descriptions thereof, as characterizations of the actual state of facts or conditions of Mindspeed, Purchaser, Parent or any of their respective subsidiaries or affiliates.” Please revise to remove any potential implication that the Merger Agreement does not constitute public disclosure under the federal securities laws.

For instance, clarify that the Merger Agreement should not be relied on as disclosure about the parties without consideration of the entirety of the factual disclosure about the parties, respectively, in this Schedule TO and in Mindspeed’s reports filed with the Commission.

Response:

In response to the Staff’s comment, the Company has revised the language referenced by the Staff above on page 3 of the Statement to clarify that that the Merger Agreement should not be relied on as disclosure about the parties without consideration of the entirety of the factual disclosure about the parties.

Item 4. The Solicitation or Recommendation, page 13

Projected Financial Information, page 29

3.	We note that you qualify the projections by reference to Mindspeed’s Form 10-K, Risk Factors section and “important factors” which may appear in “future filings with the Securities and Exchange Commission.” Schedule TO does not by its terms allow incorporation by reference to disclosure in future filings with the SEC.

Response:

In response to the Staff’s comment, the Company has revised the language referenced by the Staff above on page 29 of the Statement to delete the phrase regarding future filings.

In addition, because of the “including but not limited to” language in this section, it is not clear whether the Risk Factors section in your Form 10-K includes all of the underlying assumption and limitations associated with the projected financial information provided. Please revise to specifically include the underlying assumptions and limitations for the projection, and to revise the referenced language.

Staff of the Securities and Exchange Commission

Re: Mindspeed Technologies, Inc.

December 3, 2013

Response:

In response to the Staff’s comment, the Company has revised the language referenced by the Staff above on page 29 of the Statement to specifically refer to the underlying assumptions and limitations for the projection.

4.	We note that certain of the projected financial information included in this section has not been prepared in accordance with GAAP. Please revise your disclosure to provide the reconciliation required pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

Response:

In response to the Staff’s comment, the Company has revised the section on page 29 of the Statement titled “Projected Financial Information” to provide the reconciliations requested by the Staff, and the Company has also made conforming changes to accommodate such reconciliations.

Item 8. Additional Information, page 51

Notice of Appraisal Rights, page 52

5.	We note the disclosure stating that a stockholder must deliver the written demand for appraisal of shares “within the later of the consummation of the Offer and December 9, 2013,” both of which would occur prior to the consummation of the merger. Please revise to clarify precisely when the consummation of the offer will occur. For instance, clarify whether this means the expiration time, the time the bidder accepts the tendered shares, or the time of settlement.

Response:

In response to the Staff’s comment, the Company has revised the language in first bullet point on page 53 of the Statement under the heading “Notice of Appraisal Rights” to clarify that the consummation of the Offer will occur at the Acceptance Time.

* * * * *

In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff of the Securities and Exchange Commission

Re: Mindspeed Technologies, Inc.

December 3, 2013

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding the Statement, please do not hesitate to contact me at 858-350-4533 or Robert Ishii of this firm at 415-947-2040.

Sincerely yours,

/s/ Robert Kornegay, Esq.
Member
Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Robert Ishii, Esq.

Mindspeed Technologies, Inc.